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                  November 26, 2021

       Rohan Ajila
       Chief Financial Officer
       Global Consumer Acquisition Corp
       1926 Rand Ridge Court
       Marietta, GA 30062

                                                        Re: Global Consumer
Acquisition Corp
                                                            Form 8-K filed on
November 17, 2021
                                                            File No. 001-40468

       Dear Mr. Ajila:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                  Sincerely,


                  Division of Corporation Finance

                  Office of Real Estate & Construction
       cc:                                              Tahra Wright